Free translation from Portuguese

Exhibit Number: 3.1.1

INVESTMENT AGREEMENT

By this private Investment Agreement (“Investment Agreement”), the following Parties:

On the one part,

I. BNDES PARTICIPAÇÕES S.A. – BNDESPAR, wholly-owned subsidiary of the National Bank of Economic and Social Development – BNDES, with its principal place of business in the City of Brasília, Federal District, in the South Banking Sector, Suite 1, Block “J”, BNDES Building, 12th and 13th floors, and with offices in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida República do Chile, 100 part, enrolled with the National Corporate Taxpayers Register of the Ministry of Finance under CNPJ/MF No. 00.383.281/0001-09, herein represented pursuant to its By-laws (“BNDESPAR”);

And, on the other part,

II. VOTORANTIM INDUSTRIAL S.A., with its principal place of business in the City of São Paulo, State of São Paulo, at Rua Amauri, 255/13th floor, suite A, enrolled with the National Corporate Taxpayers Register of the Ministry of Finance under CNPJ/MF No. 03.407.049/0001-51, herein represented pursuant to its By-laws (“VID”); and

III. VOTORANTIM CELULOSE E PAPEL S.A., a publicly-held company with its principal place of business in the City of São Paulo, State of São Paulo, at Alameda Santos 1357, 6th floor, enrolled with the National Corporate Taxpayers Register of the Ministry of Finance under CNPJ/MF No. 60.643.228/0001-21, herein represented pursuant to its By-laws (“VCP” or the “Company”),

BNDESPAR, VID and VCP are referred to jointly as “Parties”, and separately and indistinctively as “Party”.

And as intervening consenting party,

IV. II. VOTORANTIM PARTICIPAÇÕES S.A., with its principal place of business in the City of São Paulo, State of São Paulo, at Rua Amauri, 255/10th floor, enrolled with the National Corporate Taxpayers Register of the Ministry of Finance under CNPJ/MF No. 61.082.582/0001-97, herein represented pursuant to its By-laws (“VPAR”).

RECITALS

WHEREAS VCP, through its wholly-owned subsidiary Newark Financial Inc., a company existing according to the laws of the British Virgin Islands, is the indirect owner of one hundred and twenty-seven million, five hundred and six thousand, four hundred and fifty-seven (127,506,457) common shares issued by ARACRUZ CELULOSE S.A., a publicly-held company with its principal place of business in the City of Aracruz, State of Espírito Santo, at Barra do Riacho, no number, km 25, enrolled with the National Corporate Taxpayers Register of the Ministry of Finance under CNPJ/MF No. 42.157.511/0001-61 (“ARACRUZ”), representing approximately twenty-eight point zero three percent (28.03%) of the voting capital of ARACRUZ;

WHEREAS on August 2, 2008, VID presented to the Lorentzen, Moreira Salles and Almeida Braga Families (the “Families”) a firm, unconditional, irrevocable and irreversible proposal for the acquisition by itself or by a controlled company of one hundred and twenty-seven million, five hundred and six thousand, four hundred and fifty-seven (127,506,457) common shares issued by ARACRUZ (the “Proposal”), representing approximately twenty-eight point zero three percent (28.03%) of the voting capital of ARACRUZ (the “ARACRUZ SHARES”);

WHEREAS on this date, VID, VCP and the Families closed negotiations aimed at implementing the subject matter of the Proposal (the “Reviewed Proposal”);

WHEREAS ARAINVEST PARTICIPAÇÕES S.A., with its principal place of business in the City of São Paulo, State of São Paulo, at Av. Paulista 2100, enrolled with the National Corporate Taxpayers Register of the Ministry of Finance under CNPJ/MF No. 06.139.408/0001-25 (“ARAINVEST”), owner of one hundred and twenty-seven million, five hundred and six thousand, four hundred and fifty-seven (127,506,457) common shares issued by ARACRUZ (“ARACRUZ SHARES OF ARAINVEST”), has preemptive rights to acquire the ARACRUZ SHARES or tag along rights of the ARACRUZ SHARES OF ARAINVEST, and it may exercise any of such rights against VCP within ninety (90) days counted as from the date when it is notified of the Reviewed Proposal;

WHEREAS ARAINVEST shall be notified pursuant to the terms hereof to pronounce itself about exercising its preemptive rights to acquire the ARACRUZ SHARES (“ARAINVEST Preemptive rights”) or its tag along rights (“ARAINVEST Tag Along”);

WHEREAS VCP intends to acquire the ARACRUZ SHARES and the ARACRUZ SHARES OF ARAINVEST;

WHEREAS according to its guidelines and purposes, BNDESPAR is interested in participating in the project involving the acquisition of the ARACRUZ SHARES and the ARACRUZ SHARES OF ARAINVEST by VCP (the “Acquisition”) for the purposes of: (i) integrating the activities of VCP and ARACRUZ, with such union resulting in the largest pulp producer in the world (the “Merger”); and (ii) providing for the subsequent adhesion of VCP into the New Market of BM&FBOVESPA S.A. –Commodity and Futures Exchange (the BOVESPA), thus adapting its By-laws to the New Market Listing Regulations issued by the BOVESPA (the Acquisition along with stages (i) and (ii) above are hereinafter referred to as the “Transaction”); and

WHEREAS in order to render the Transaction possible, funds are necessary as defined in this Investment Agreement, and BNDESPAR is interested in making an investment upon subscription and payment of debentures issued by VID as well as upon contribution of capital to VCP provided that VID, along with BNDESPAR, also participates in VCP’s capital increase.

NOW, THEREFORE, the Parties decide to enter into this Investment Agreement pursuant to the following terms and conditions, with which they agree to comply and to ensure compliance.

CHAPTER I – SUBJECT MATTER

1.1. The subject matter of this agreement is to govern the terms and conditions according to which VID and BNDESPAR shall make the necessary investments so that VID and VCP can carry out the Acquisition and complete the other stages of the Transaction.

CHAPTER II – INVESTMENT

2.1. VCP estimates that the Transaction may involve funds of up to four billion, two hundred and fifty-five million Reais (R$4,255,000,000.00).

2.2. After having fully complied with the Conditions Precedent listed in Chapter IV below as well as the Representations and Warranties set forth in Chapter V, BNDESPAR undertakes to make an investment in VID and VCP in the total amount of up to three billion, two hundred and twenty-eight million, one hundred and eighty-five thousand, two hundred and eighty-seven Reais and ninety-two cents (R$3,228,185,287.92), divided into different stages according to the structure and conditions detailed below (the “BNDESPAR Investment”).

2.3. As detailed below, VID undertakes to contribute to the completion of the Transaction with funds in the amount of six hundred million Reais (R$600,000,000.00) (the “VID Investment”).

2.4. The funds arising from the BNDESPAR Investment and the VID Investment shall be allocated by VID and VCP to adapt the capital structure of VCP in order to allow for the implementation of the Transaction and related events, as determined herein.

CHAPTER III – TRANSACTION STRUCTURE AND PERIODS

3.1. In compliance with the provisions of Chapters IV and V below, the Parties, as applicable, undertake to comply with the following obligations and stages aimed at the completion of the Transaction:

3.1.1. Relevant Matter: On the Closing Date, as defined in Chapter VI below, VCP shall publish a Relevant Matter informing the market of all the terms and stages of the Transaction, including the Migration and OPA conditions as defined below (the “Relevant Matter”) and shall request that ARACRUZ managers disclose the publication of the Relevant Matter to its shareholders.

3.1.2. Issuance of Debentures: on the Closing Date, VID shall issue debentures in two series in the total amount of six hundred and twenty-eight million, five hundred and eighty-five thousand, three hundred and forty-one Reais (R$628,585,341.00), with floating and personal guarantees and with a clause on exchange for common shares issued by VCP, the issuance date of which shall correspond to the Closing Date pursuant to the terms included in the draft deed of issuance of debentures (the “Deed”) attached (Exhibit 3.1.2) to this Investment Agreement (the “Debentures”).

3.1.3. Subscription and Payment of the Debentures by BNDESPAR: the Debentures shall be subscribed and paid in by BNDESPAR as follows.

3.1.3.1. Up to three (3) business days preceding the financial settlement of the acquisition of the ARACRUZ SHARES OF ARAINVEST resulting from the exercise of the ARAINVEST Tag Along, BNDESPAR shall subscribe and pay in the first series of Debentures in the amount of four hundred million and eight Reais (R$400,000,008.00) in Brazilian currency (Initial Investment from BNDESPAR). If the ARAINVEST Tag Along is not exercised, there shall be no Initial Investment from BNDESPAR.

3.1.3.2. The second series of Debentures in the amount of two hundred and twenty-eight million, five hundred and eighty-five thousand, three hundred and thirty-three Reais (R$228,585,333.00) shall be subscribed and paid in by BNDESPAR as set forth in Section 3.1.9 below.

3.1.3.3. At the time of subscription and payment of each series of Debentures, VID shall pay BNDESPAR, as a charge for subscription of securities, an amount equivalent to zero point five percent (0.5%) of the total amount of the price of subscription and payment regarding all the Debentures that may be subscribed and paid in by BNDESPAR.

3.1.3.4. BNDESPAR hereby undertakes not dispose of the Debentures to third parties.

3.1.4. Advance for Future Capital Increase (AFAC): up to the third (3rd) business day after the Closing Date, VID shall pay the amount of six hundred million Reais (R$600,000,000.00) as an advance for future capital increase (the “Initial AFAC”) by using its own funds regarding the VID Investment.

3.1.4.1. Up to the third (3rd) business day after the Closing Date, VID shall pay the amount of four hundred million and eight Reais (R$400,000,008.00) as an advance for future capital increase of VCP (the “Additional AFAC”) by using its own funds regarding the Initial Investment from BNDESPAR, if such investment is completed no later than the commencement of the period to exercise the preemptive rights in the Capital Increase, as defined below.

3.1.5. Acquisition: Up to the third (3rd) business day after the Initial AFAC has been made, VCP shall acquire the ARACRUZ SHARES. Up to the third (3rd) business day after the Initial Investment from BNDESPAR has been made, VCP shall acquire the ARACRUZ SHARES OF ARAINVEST.

3.1.6. Migration to VCP: The Relevant Matter shall inform the market that after the acquisition of the ARACRUZ SHARES OF ARAINVEST has been completed, a request for registration of a public offering for acquisition of the outstanding common shares issued by ARACRUZ shall be presented, in accordance with article 254-A of Law No. 6404/76 and CVM Instruction No. 361/02. The shareholders owning such common shares issued by ARACRUZ (the “minority shareholders of ARACRUZ”) shall, even before the presentation and settlement of the OPA, as defined below, have the possibility to subscribe preferred shares issued by VCP in VCP’s Capital Increase by private subscription, by using the common ARACRUZ shares that they own to pay in the shares issued by VCP for the price defined for the OPA in Section 3.1.11.1 (ii) hereof, as detailed below (the “Migration”).

3.1.6.1. Up to the fifth (5th) business day after the Closing Date, VCP may contact the main minority shareholders owning common ARACRUZ shares in order to clarify the details of the Transaction, as announced in the Relevant Matter, even with regard to the possibility of Migration, which is subject, like the OPA, to the completion of the acquisition of the ARACRUZ SHARES OF ARAINVEST.

3.1.6.2. In the event that, after the result of the subscription of the Capital Increase as defined below, there are not sufficient shares issued by VCP to permit the Migration in its entirety, a distribution shall take place in compliance with the following priority: (i) those who pay in with shares issued by ARACRUZ or with credits resulting from the Acquisition; (ii) those who pay in with Brazilian currency. A proportional distribution shall be adopted, if necessary, for those who pay in shares issued by ARACRUZ or with credits.

3.1.6.3. As described below, Minority Shareholders of ARACRUZ who for any reason have not fully completed the Migration shall be entitled to adhere to the OPA.

3.1.7. Capital Increase: up to the fifth (5th) business day after the completion of acquisition of the ARACRUZ SHARES, VCP may call a Special Shareholders’ Meeting in order to pass resolutions on an increase of the capital stock (“AGE Call Notice”) in a minimum amount corresponding to the BNDESPAR Investment plus the VID Investment and the maximum amount of four billion, two hundred and fifty-five million Reais (R$4,255,000,000.00), with the issuance of new common and preferred shares at an issuance price of nineteen Reais (R$19.00) each, determined based on the criterion set forth in article 170, paragraph 1, item III of Law 6404/76 (the “Corporation Law”) for private subscription (the “Capital Increase”).

3.1.7.1. In the event of failure of acquisition of the ARACRUZ SHARES OF ARAINVEST, (i) the BNDESPAR Investment shall be of up to two billion and two Reais (R$2,000,000,002.00), (ii) the amount of the Capital Increase shall be of up to two billion, six million and two Reais (R$2,600,000,002.00), (iii) there shall be no Initial Investment from BNDESPAR and, as a consequence, (iv) there shall be no Additional AFAC, and such possibility shall be reflected in the AGE Call Notice.

3.7.1.2. The price of issuance of the VCP common and preferred shares in the Capital Increase shall be the same.

3.1.7.3. VCP shareholders shall be entitled to preemptive rights to subscribe shares issued in the Capital Increase in the proportion of the number of shares issued by VCP which they own, pursuant to the Corporation Law and according to the shareholding position on the date of publication of the notice to shareholders on the Capital Increase. Such right shall be ensured for the term of thirty (30) days, subject to extension for the time necessary to wait for a statement on the ARAINVEST Tag Along, if such statement was not rendered within the thirty (30) initial days.

3.1.7.4. VID hereby agrees to assign free of charge or to waive its preemptive rights to subscribe VCP shares on behalf of BNDESPAR in the Capital Increase, except for the portion necessary for subscription of the shares corresponding to the full capitalization of the Initial AFAC and, as the case may be, the Additional AFAC or the Initial Investment from BNDESPAR, if such investment has been made after the commencement of the period to exercise the preemptive rights in the Capital Increase.

3.1.7.5. VID hereby agrees to pass a resolution on the Capital Increase in order to permit the Migration.

3.1.7.6. The AGE Call Notice shall include an item that, in compliance with the provisions of article 256, paragraph 1 of the Corporation Law, subjects the Acquisition to ratification by the Special Shareholders’ Meeting of VCP.

3.1.7.7. If necessary, the AGE Call Notice shall include an item to pass a resolution on the increase of limits of the authorized capital determined in article 33 of VCP by-laws, with due regard for the current proportion between common shares and preferred shares set forth in such provision.

3.1.8. Subscription and Payment of the Capital Increase: the Parties shall subscribe and pay in the Capital Increase as follows.

3.1.8.1. VID hereby agrees to guarantee the subscription and payment within the term to exercise the preemptive rights of (i) thirty-one million, five hundred and seventy-eight thousand, nine hundred and forty-seven (31,578,947) common shares issued by VCP upon full capitalization of the Initial AFAC; (ii) the equivalent in common shares upon capitalization of the amount corresponding to the funds paid in by BNDESPAR in the second series of Debentures, pursuant to Section 3.1.9 below; and, as the case may be, (iii) twenty-one million and fifty-two thousand, six hundred and thirty-two (21,052,632) common shares issued by VCP upon full capitalization of the Additional AFAC or of the Initial Investment from BNDESPAR, if such investment is completed after the commencement of the period to exercise the preemptive rights in the Capital Increase, and VID hereby agrees to bind the number of common shares necessary to guarantee the exchange of Debentures by BNDESPAR, as set forth in Section 3.1.13 below.

3.1.8.2. BNDESPAR hereby agrees to guarantee, within the term to exercise the preemptive rights and in the event of excess, until the final period for subscription of excess of shares in the Capital Increase, the subscription and payment of up to one hundred and thirty-nine million, three hundred and seventy-eight thousand, one hundred and seventy-three (139,378,173) common shares issued by VCP in the total amount of two billion, six hundred and forty-eight million, one hundred and eighty-five thousand, two hundred and eighty-seven Reais (R$2,648,185,287.00) (the “BNDESPAR Investment to Subscribe Preferred Shares”). Out of such amount, up to ninety-five million, seven hundred and eighty-nine thousand, four hundred and seventy-four (95,789,474) preferred shares shall be subscribed and paid in cash in the amount of up to one billion, eight hundred and twenty million and six Reais (R$1,820,000,006.00) (the “BNDESPAR Investment in cash”).

3.1.8.3. BNDESPAR shall use the difference in the total amount of eight hundred and twenty-eight million, one hundred and eighty-five thousand, two hundred and seventy-seven Reais and ninety-two cents (R$828,185,277.92) to subscribe and pay in up to forty-three million, five hundred and eighty-eight thousand, six hundred and ninety-eight (43,588,698) preferred shares issued by VCP by means of the Migration, and BNDESPAR hereby agrees to make such option (the “BNDESPAR Investment by Migration”).

3.1.8.4. In the event of failure of acquisition of the ARACRUZ SHARES OF ARAINVEST, the maximum BNDESPAR Investment to Subscribe Preferred Shares shall be reduced to the amount of eight hundred and seventy-six million, seven hundred and seventy thousand, six hundred and fourteen Reais and ninety-two cents (R$876,770,614.92).

3.1.8.5. The subscription and payment of shares by BNDESPAR in the Capital Increase as set forth in Sections 3.1.8.2, 3.1.8.3 and 3.1.8.4 above shall be subject to the proof of subscription and payment of shares by VID as set forth in Sections 3.1.8.1 and 4.2 below.

3.1.8.6. At the time of subscription of shares in the Capital Increase, VCP shall pay BNDESPAR, as a charge for subscription of securities, an amount equivalent to zero point five percent (0.5%) of the total amount of the price of subscription and payment regarding all the shares effectively subscribed and paid in by BNDESPAR in Brazilian currency.

3.1.8.7. After the Capital Increase has been completed, the Board of Directors of VCP shall, if necessary, call a Special Shareholders’ Meeting to ratify said increase and to determine that the depository financial institution of the VCP shares update the list of shareholders in order to reflect the new shareholding structure of the Company.

3.1.9. Subscription and Payment of the second series of Debentures by BNDESPAR: in the event of exercising of the ARAINVEST Tag Along, BNDESPAR shall also subscribe and pay in the equivalent to one hundred and seventy-nine million, nine hundred and ninety-nine thousand, nine hundred and ninety-six (179,999,996.00) of the second series of Debentures (the BNDESPAR Investment to Subscribe Preferred Shares in conjunction with the subscription and payment of the second series of Debentures, the “Additional Investment from BNDESPAR”) on the date of subscription and payment of the preferred shares by BNDESPAR in the Capital Increase pursuant to Sections 3.1.8.2, 3.1.8.3 and 3.1.8.4.

3.1.9.1. If the ARAINVEST Tag Along rights are not exercised, BNDESPAR shall subscribe and pay in all the second series of Debentures in the amount of two hundred and twenty-eight million, five hundred and eighty-five thousand, three hundred and thirty-three Reais (R$228,585,333.00).

3.1.9.2. On the date of payment of the second series of Debentures by BNDESPAR, VID shall pay in the common shares issued by VCP in the Capital Increase in the equivalent amount by using the funds of the second series of Debentures.

3.1.10. Shareholders’ Agreement: the shareholders’ agreement that VID and BNDESPAR hereby undertake to enter into in the form of the draft attached hereto (Exhibit 3.1.10)(the “Shareholders’ Agreement”) shall become effective on the closing date of the Capital Increase and necessarily after the subscription and payment of shares by BNDESPAR.

3.1.11. Public Offering for Acquisition of Shares: Up to the fifteenth (15th) day after implementation of the Acquisition, VID shall register with the Securities Commission – CVM (the “CVM”) a public offering for acquisition of shares pursuant to article 254-A of Law No. 6404/76 and CVM Instruction No. 361/02, intended for the Minority Shareholders of ARACRUZ (the “OPA”).

3.1.11.1. The Minority Shareholders of ARACRUZ that have not fully participated in the Migration shall be entitled to (i) the equivalent to eighty percent (80%) of the price per share set for the Acquisition under the same terms and conditions of the Reviewed Proposal or (ii) fourteen Reais and fifty-six cents (R$14.56) per share, on demand, equivalent to eighty percent (80%) of the price per share set for the Acquisition.

3.1.12. Merger: In up to two hundred and seventy (270) days as of the date of issuance of the Debentures, VID and VCP agree to call and hold shareholders’ meetings of VCP and ARACRUZ in order to analyze the merger of all the shares issued by ARACRUZ (the “Merger”), in which VID and VCP shall vote in favor of the Merger in accordance with the terms and conditions that may be approved by the respective Boards of Directors of the companies involved, and the Parties hereby agree that the definition of the exchange relation between the shares issued by VCP and the shares issued by ARACRUZ shall be preferably based on the market value of the shares issued by said companies, with due regard for the recommendations of the special committees to be formed pursuant to Section 3.1.12.3. below.

3.1.12.1. Upon occurrence of the ARAINVEST Tag Along, the Merger shall take place within one hundred and eighty (180) days counted as from the date of such event.

3.1.12.2. If compliance with any of the periods mentioned in Sections 3.1.12 and 3.1.12.1 is not possible for reasons that are alien to the will of the Parties, VID and VCP shall call shareholders’ meetings necessary for the Merger on the business day following the day of the OPA settlement.

3.1.12.3. In order to commence the measures necessary for the completion of the Merger, VID and VCP shall ensure that VCP and ARACRUZ timely form the independent special committees covered by CVM Advisory Opinion No. 35, dated September 1, 2008, and shall hire the financial institutions that shall be responsible for preparing appraisal reports of the net assets of VCP and ARACRUZ for the purposes of calculating the exchange relation of the shares in the Merger.

3.1.13. Exchange of Debentures: Up to the fifth (5th) business day after the Merger has been approved, with due regard for the terms and conditions of the Deed, BNDESPAR agrees to request that VID exchange the Debentures for common shares issued by VCP for the price per share equal to the price set for the Capital Increase covenanted in the first two hundred and seventy (270) days for the accumulated variation of the daily average Extra-group DI (Interbank Deposit of one day) rates, calculated and disclosed by CETIP S.A. – Organized Over-the-counter Assets and Derivatives Market, as set forth in the Deed, after which the Debentures shall be terminated.

3.1.13.1. Once the exchange of Debentures has been requested, VID shall make available to BNDESPAR common shares issued by VCP subject to exchange until the fifth (5th) business day after the request for exchange.

3.1.13.2. The failure to approve the Merger by act or omission of VID shall entitle BNDESPAR to exercise the BNDESPAR Put Option as defined in Section 3.1.15. below and governed by the agreement attached to this Investment Agreement.

3.1.14. Adhesion to the BOVESPA’s New Market: VID and VCP agree, provided that the Criterion for Adhesion to the New Market has been verified as defined below, to adopt all the necessary measures so that VCP can adhere to the BOVESPA’s New Market, thereby adapting its by-laws to the New Market Listing Regulations (the “Adhesion to the New Market”), based on the exchange relation of one (1) preferred share to each zero point ninety-one (0.91) common share.

3.1.14.1. The Criterion for Adhesion to the New Market contemplated above shall be deemed verified if thirty-five percent (35%) of the variable averages of closing rates of preferred shares issued by VCP in the last sixty (60) days, with at least forty percent (40%) of such percentage corresponding to consecutive periods, reach an amount exceeding the equity value of said shares, ascertained based on the last balance sheet approved at a shareholders’ meeting (the “Criterion for Adhesion to the New Market”).

3.1.14.2. For the purposes of ascertainment of the Criterion for Adhesion to the New Market, successive periods of one hundred and eighty (180) days shall be taken into account, the first of which shall be counted as from the date of issuance of the Debentures. The variable averages above shall be verified on a daily basis in each of such periods. At the end of each of such periods, the variable averages verified in the immediately preceding period shall be disregarded and a new verification shall take place.

3.1.14.3. The ascertainment of the Criterion for Adhesion to the New Market in the first two periods shall only commence as from the date of the Merger. Should the Merger take place in the first period of one hundred and eighty (180) days, the verification of the variable averages shall commence on the first day of the subsequent period. Should the Merger take place in the second period, the verification of the variable averages shall commence in the third period. As from the third period, the ascertainment of the Criterion for Adhesion to the New Market shall occur irrespective of the Merger.

3.1.14.4. After the Criterion for Adhesion to the New Market has been verified, VID and VCP shall ensure that in the sixty (60) subsequent days an announcement of the VCP relevant matter about Adhesion to the New Market is published and the necessary shareholders’ meetings are called to pass resolutions on said adhesion.

3.1.14.5. For the purposes of compliance with the obligation set forth in Section 3.1.14., VID hereby agrees to take all the necessary measures, including its favorable vote at shareholders’ meetings in order to implement the necessary amendments to VCP’s by-laws as well as to ensure that if the legal quorum for approval at a special shareholders’ meeting has not been reached on first call, a special shareholders’ meeting of owners of preferred shares issued by VCP take place on second call.

3.1.14.6. In order to make the adhesion to the New Market possible and provided that the conditions mentioned in this Section 3.1.14 are met, BNDESPAR shall vote at annual and special shareholders’ meetings in favor of the conversion of preferred shares issued by VCP into common shares.

3.1.14.7. If the Criterion for Adhesion to the New Market is verified and VID and/or VCP fail to comply with the provisions of Section 3.1.14.4 and 3.1.14.5 above, BNDESPAR may exercise its put option of shares issued by VCP owned by it, as contemplated in the agreement attached hereto, mentioned in Section 3.1.15.

3.1.14.8. If, although all the measures for Adhesion to the New Market incumbent upon VID and VCP pursuant to this Investment Agreement have been adopted and the Criterion for Adhesion to the New Market has been verified, the Adhesion to the New Market has not been implemented for reasons that are alien to the will of VID and VCP at the end of one (1) year counted as from the date of the shareholders’ meetings mentioned in Section 3.1.14.6 above, VID or VCP shall renew the measures established in Sections 3.1.14.4 and 3.1.14.5, unless the Criterion for Adhesion to the New Market is not verified on said occasion, in which event the renewal of the measures shall take place as soon as the Criterion for Adhesion to the New Market is verified. The procedure set forth in this Section shall be repeated successively at each one (1)-year period.

3.1.14.9. If, although all the measures for Adhesion to the New Market incumbent upon VID and VCP pursuant to this Investment Agreement have been adopted and the Criterion for Adhesion to the New Market has been verified, the Adhesion to the New Market has not been implemented for reasons that are alien to the will of VID and VCP at the end of four (4) years counted as from the date of issuance of the Debentures, BNDESPAR may exercise the BNDESPAR Put Option as defined in Section 3.1.15 below and to this Investment Agreement.

3.1.14.10. If the Criterion for Adhesion to the New Market has not been verified after four (4) years as from the date of issuance of Debentures, BNDESPAR may also exercise the put option of the shares issued by VCP owned by it, as governed by the agreement attached hereto contemplated in Section 3.1.15.

3.1.15. Call Options and Put Options: Pursuant to the Call Option and Put Option Agreement of Common and Preferred Shares Issued by VCP (Exhibit 3.1.15), the following is established: (i) VID’s right rather than obligation to acquire from BNDESPAR a certain number of common shares issued by VCP under certain conditions and (ii) BNDESPAR’s right rather than obligation to sell to VID a certain number of preferred and/or common shares issued by VCP under certain conditions.

CHAPTER IV – CONDITIONS PRECEDENT

4.1. The Initial Investment from BNDESPAR as well as other obligations of BNDESPAR contemplated herein regarding said investment shall be subject to full compliance with the following formalities in a manner deemed acceptable by BNDESPAR (Conditions Precedent for the Initial Investment from BNDESPAR):

(a) submission to BNDESPAR of a document formalizing the Reviewed Proposal and containing the Families’ formal acceptance with the final terms and conditions negotiated among VID, VCP and the Families for the acquisition of the ARACRUZ SHARES, to wit: aggregate price of two billion, seven hundred and ten million Reais (R$2,710,000,000.00), to be paid in six (6) semiannual installments, of which the first four shall be in the amount of five hundred million Reais (R$500,000,000.00) each, the fifth in the amount of four hundred and ten million Reais (R410,000,000.00), and the sixth and last installment in the amount of three hundred million Reais (R$300,000,000.00), all without indexation, and one hundred million Reais (R$100,000,000.00) from the amount of the second installment shall be credited to the Families to be used in the payment of any excess of shares to be subscribed in the Capital Increase;

(b) submission to BNDESPAR of a document formalizing ARAINVEST’s exercise of the ARAINVEST Tag Along within the scope of the Acquisition and under the exact terms and conditions of the Reviewed Proposal as described in item (a) above, necessarily containing the date set forth for the financial settlement of the acquisition of the ARACRUZ SHARES OF ARAINVEST;

(c) publication of the Relevant Matter pursuant to the provisions of Section 3.1.1;
(d) evidence that the creditor financial institutions representing eight percent (80%) of the face value of all the debts due and arising from the derivatives agreements mentioned in ARACRUZ’s relevant matters published on September 25 and October 2, 2008, negotiated with ARACRUZ and expressly adhered, even by electronic mail, to the term sheet (the “Pre-Agreement”), binding on the parties and containing the essential conditions for refinancing said debts, such conditions being deemed acceptable by BNDESPAR, and the provision for the consequent termination of the derivatives agreements mentioned in said relevant matters;

(e) evidence, upon submission of a legal opinion from a law firm with reputable technical capability and specialization accepted by BNDESPAR, that the Pre-Agreement is binding on the parties thereto;

(f) submission of the Minutes of the Special Shareholders’ Meeting of VID, duly filed with the Commercial Registry of the State of São Paulo, in which the issuance of the Debentures has been duly approved pursuant to the Deed;

(g) submission of the Debentures Deed duly filed with the Commercial Registry of the State of São Paulo;
(sic)
(h) submission of the subscription list and the receipt of payment of the first series of Debentures;

(g)(sic) submission by VID and VCP of a Debt Clearance Certificate Regarding Social Security Contributions and Third Parties – CND (or a Liability Certificate with Clearance Effects) issued by Brazil’s Federal Revenue Office;

(h) submission by VID and VCP of a Certificate of Good Standing with the Unemployment Compensation Fund (FGTS) issued by the Federal Savings Bank;

(i) inexistence of a default of any kind before the BNDES System on the part of VCP, VID or a company of the economic group to which they belong, with economic group being defined pursuant to the Provisions Applicable to BNDES Agreements attached hereto;

(j) inexistence of a new economic-financial fact which, according to the evaluation of the BNDES System, may prevent the completion of the Transaction and/or significantly undermine the payment capacity of VID and VCP;

(k) inexistence of enrollment of VID and VCP with the Employers Record stating that they have maintained workers in conditions similar to slave labor conditions, created by Ordinance No. 540, dated October 15, 2004, of the Ministry of Work and Employment, to be verified by the BNDES upon INTERNET inquiry at the address www.mte.gov.br;

(l) inexistence of a final sentence not subject to appeal regarding the performance of acts by VID and VCP resulting in violation of laws against race or gender discrimination, child labor or slave labor; and

(m) submission by VID and VCP of other documents required by applicable laws or rules that are necessary for the completion of the BNDESPAR Investment.

4.1.1. The condition precedent set forth in letter (b) of Section 4.1. above shall only be required by BNDESPAR if the ARAINVEST Tag Along is exercised.

4.2. In addition to the Conditions Precedent for the Initial Investment from BNDESPAR and the Additional Investment from BNDESPAR, as regulated hereunder, as well as the other obligations of BNDESPAR related to said investments shall be subject to full compliance with the following formalities in a manner deemed acceptable by BNDESPAR:

(a) evidence that ARACRUZ entered into a final agreement pursuant to the terms and conditions defined in the Pre-Agreement (the “Final Agreement”) with the creditor financial institutions representing eighty percent (80%) of the face value of all the debts due and arising from the derivatives agreements mentioned in ARACRUZ’s relevant matters published on September 25 and October 2, 2008 (the “Debt”), accompanied by evidence, upon submission of a legal opinion from a law firm with reputable technical capability and specialization accepted by BNDESPAR, that the Final Agreement is valid and effective as well as binding on the parties thereto, or submission of a legal opinion from a law firm with reputable technical capability and specialization accepted by BNDESPAR stating that (a) the Pre-Agreement remains binding on the parties thereto and (b) there is no legal impediment to the regular execution of the Final Agreement pursuant to the terms and conditions defined in the Pre-Agreement;

(b) submission of the final purchase and sale agreement formalizing the acquisition of the ARACRUZ SHARES and, as the case may be, the acquisition of the ARACRUZ SHARES OF ARAINVEST, containing the terms and conditions of the Reviewed Proposal according to which the ARACRUZ SHARES were acquired and, as the case may be, the ARACRUZ SHARES OF ARAINVEST, accompanied by evidence, through a document issued by the depository financial institution of the VCP shares stating that the ARACRUZ SHARES and, as the case may be, the ARACRUZ SHARES OF ARAINVEST are directly or indirectly owned by VCP;

(c) submission of a due diligence report to be prepared by an audit of reputable specialization certifying in relation to ARACRUZ (i) the effective transformation of ninety-seven percent (97%) of the derivatives transactions with derivatives into the Debt, as announced in the relevant matter disclosed on November 3, 2008; (ii) the total amount and payment conditions of the derivatives transactions mentioned in the relevant matters of ARACRUZ published on September 25 and October 2, 2008, still outstanding; (iii) the total amount of the Debt; (iv) the restructuring of at least eighty percent (80%) of the total face value of the Debt and the amortization period conditions and the cost of said restructuring, (v) the total amount, amortization period and cost regarding the portion of twenty percent (20%) of the total face value of the Debt if it has not been restructured yet; (vi) that the maximum financial net indebtedness of ARACRUZ on the Closing Date does not exceed an amount in R$ equivalent to four billion and five hundred million US Dollars (US$4,500,000,000.00); and certifying in relation to VCP that (i) the maximum financial net indebtedness of VCP on the Closing Date does not exceed an amount in R$ equivalent to five billion US Dollars (US$5,000,000,000.00); and the parties hereby agree that the conditions mentioned in items (ii), (iv) and (v) of this item (c) are subject to the approval of BNDESPAR;

(d) submission of the minutes of the shareholders’ meeting of VCP in which the Capital Increase has been duly approved pursuant to this Investment Agreement, in due compliance with applicable legal formalities;

(e) submission of an instrument of assignment by VID on behalf of BNDESPAR concerning the preemptive rights that it has in the Capital Increase as defined herein;

(f) submission of the subscription lists and the receipt of payment of shares issued by VCP and the second series of Debentures issued by VID relative to the Additional Investment from BNDESPAR;

(g) submission of the subscription lists and a document proving the payment of shares issued by VCP corresponding to the VID Investment and the Additional AFAC;
(h) submission by VID and VCP of the certificate of good standing set forth in Section 4.1., letters (g) and (h); and

(i) compliance with the provisions of Section 4.1.; letters (i) and (m).

CHAPTER V – REPRESENTATIONS AND WARRANTIES OF VID, VCP AND VPAR

5.1. VID, VCP and VPAR represent and warrant to BNDESPAR that:

(a) the execution of this Agreement as well as the undertaking of and compliance with obligations arising herefrom do not depend on any authorizations from its decision-making and executive bodies nor do they depend on any prior resolutions from the shareholders that may be required by virtue of any agreements, which have not already been obtained prior to the execution hereof;

(b) its legal representatives signing this Agreement have the necessary powers to undertake the obligations determined hereunder and, as attorneys-in-fact, their powers have been lawfully granted and the corresponding powers of attorney are fully effective; and

(c) the execution of this Investment Agreement as well as the undertaking of and compliance with obligations arising herefrom shall not directly or indirectly result in the total or partial breach of (i) any agreements or commitments of any kind entered into before the date of execution hereof to which VID, VCP and/or VPAR are parties; (ii) any statutory or regulatory rules to which VID, VCP and/or VPAR are subject; and (iii) any judicial or administrative order or decision, even if preliminary, affecting VID and/or VPAR.

(d) there is no other agreement, nor shall there be any other agreement entered into by VID and/or VCP preventing compliance with the obligations set forth herein.

5.2. VCP represents and warrants to BNDESPAR that:

(a) there are no other derivatives agreements entered into by ARACRUZ which are not in full compliance with the Financial Policy approved by the board of Directors of ARACRUZ , except for those mentioned in the relevant matters of ARACRUZ published on September 25 and October 2, 2008; and

(b) the information provided by VCP in the relevant matter published October 13, 2008, concerning the situation of VCP in relation to the derivatives transactions is true and has not suffered changes.

CHAPTER VI – CLOSING DATE

6.1. The Closing Date shall be deemed the date of execution hereof.

CHAPTER VII – ADDITIONAL OBLIGATIONS OF VID, VCP and VPAR

7.1. VID, VCP and VPAR undertake before BNDESPAR to comply with the following obligations:

(a) to adopt measures and actions intended to avoid or correct damages to the environment, occupational medicine and safety which may be caused on account of the activities carried out by VCP and/or its controlled companies;

(b) to maintain in good standing its obligations with regard to federal, state and municipal taxes, social security contributions and obligations relative to the Unemployment Compensation Fund (FGTS) as well as with the proper Environmental Agencies;

(c) to use the funds regarding the BNDESPAR Investment solely for the purposes mentioned herein; and

(d) to comply, as the case may be, with the “PROVISIONS APPLICABLE TO BNDES AGREEMENTS” approved by Resolution No. 665, dated December 10, 1987, as partially amended by Resolution No. 775, dated December 16, 1991, by Resolution No. 863, dated March 11, 1996, by Resolution No. 878, dated September 4, 1996, by Resolution No. 894, dated March 6, 1997, by Resolution No. 927, dated April 1, 1998, by Resolution No. 976, dated September 24, 2001, and by Resolution No. 1571, dated March 4, 2008, all from the Executive Board of the BNDES, published on the Federal Official Gazette (Section I), dated December 29, 1987, December 27, 1991, April 8, 1996, September 24, 1996, March 19, 1997, April 15, 1998, October 31, 2001 and March 25, 2008, respectively, for all legal purposes and effects, even with regard to the events of breach of contract (“Exhibit 7.1(d)”).

7.2. VID and VCP agree to conclude, within one hundred and eighty (180) days counted as from the date of execution hereof, a final agreement with the creditor financial institutions representing eight percent (80%) of the face value of all the debts due and arising from the derivatives agreements mentioned in ARACRUZ’s relevant matters published on September 25 and October 2, 2008, pursuant to the Pre-Agreement or in equivalent or more favorable conditions to ARACRUZ.

7.2.1. The term included in Section 7.2 above shall be automatically extended for no later than one hundred and eighty (180) days if the Final Agreement has not been concluded yet and provided that VID and/or VCP submit to BNDESPAR in writing the reasons why the execution of the Final Agreement was not possible.

7.2.2. Should VID and VCP fail to conclude the Final Agreement with the aforementioned financial institutions within three hundred and sixty (360) days counted as from the execution hereof, BNDESPAR may exercise the put option of the shares issued by VCP owned by it under the terms and conditions of the Call Option and Put Option Agreement of Common and Preferred Shares Issued by VCP included in Exhibit 3.1.15.

7.2.3. BNDESPAR may also exercise the put option of the shares issued by VCP owned by it under the terms and conditions of Exhibit 3.1.15 if, after the Final Agreement has been executed under the foregoing terms, it (i) is terminated by voluntary default of ARACRUZ or (ii) is annulled by an arbitral or judicial decision rendered within one hundred and eighty (180) days after the execution of the Final Agreement.

7.3. VID and VCP further agree to comply with applicable laws and to submit the Transaction described herein to the regulatory agencies, including the Securities Commission (CVM) and the Brazilian Antitrust System.

CHAPTER VIII – INDEMNITY

8.1. After the Acquisition, if VCP and/or ARACRUZ or any other company of the Votorantim group is bound by a final arbitral or judicial decision or by an irrevocable and irreversible amicable settlement to indemnify one or more owners of securities issued by ARACRUZ by operation of judicial proceedings that said owners are bringing or may bring against ARACRUZ on account of the financial transactions announced in the relevant matters of September 25 and October 2, 2008, VID and/or VCP and/or their successors agree to indemnify BNDESPAR in Brazilian currency for the total amount of losses incurred in the proportion of the equity interest held by BNDESPAR in VCP.

CHAPTER IX – CONFIDENTIALITY

9.1. As from the date of execution hereof, the Parties agree to maintain confidential all the confidential documents and information regarding VCP or ARACRUZ or the Parties, including non-public information concerning the proposed or potential commercial strategy, transactions, financial matters and other matters relative to VCP or ARACRUZ or the Parties (the “Confidential Information”), unless it may be evidenced that such information: (i) is found in the public domain, irrespective of fault of any of the Parties; or (ii) was subsequently and legally acquired by any of the Parties from other sources without breaching any law, regulation, an order from a governmental authority or a confidentiality obligation . The Confidential Information may only be disclosed in the event that any of the Parties is compelled to disclose the Confidential Information by operation of law, regulation, an order from a governmental authority or on account of a final judicial decision. Each of the Parties may at any time request from the other Party clarifications on the Confidential Information disclosed by it.

CHAPTER X – EFFECTIVENESS

10.1 This Investment Agreement shall become effective on the Closing Date and shall remain effective for the time necessary for the compliance with the obligations contemplated herein.

10.2. Notwithstanding the provisions of Section 10.1, this Investment Agreement shall be terminated if the Conditions Precedent for the Initial Investment from BNDESPAR are not implemented by the end of the period for exercising the preemptive rights in the Capital Increase and one of the Parties notifies the other Parties of the termination hereof.

10.3. Notwithstanding the provisions of Section 10.1, this Investment Agreement shall be terminated by operation of law if ARAINVEST exercises its preemptive rights.

10.4. At any time before the completion of the Initial Investment from BNDESPAR, VID and VCP, at their sole discretion, may waive the Acquisition, in which event they shall immediately notify BNDESPAR of their decision and shall deem this Agreement terminated, and a charge for the reserve of funds in the amount of twelve million Reais (R$12,000,000.00) shall be due to BNDESPAR.

CHAPTER VI – MISCELLANEOUS

11.1. Breach of Non-financial Obligations. In the event of breach of any non-financial obligation undertaken by VID and VPAR hereunder, the PROVISIONS APPLICABLE TO BNDES AGREEMENTS shall apply, especially articles 39 and 40 contemplating the possibility of acceleration of maturity of the agreements entered into with the BNDES System to which VID, VCP and/or VPAR are parties.

11.2. Disclosure. VCP agrees, as a publicly-held company, to proceed with the disclosure required by applicable law of the terms and conditions hereof.

11.3. Irrevocability and Assignment. This Investment Agreement is entered into irrevocably and irreversibly, except in the events set forth herein, and it is binding on the Parties and their respective successors on any account and shall not be subject to assignment or transfer, whether wholly or in part, except with the other Parties’ prior consent in writing.
11.4. Intervening Consenting Party. VPAR executes this Agreement in the capacity as intervening consenting party, acknowledges its terms and conditions and agrees to comply with all of its obligations in the conditions set forth herein.

11.5. Invalidity. If any term or provision stipulated herein is deemed null, illegal, unenforceable or inapplicable by virtue of a legal provision or a final judicial decision, all the other conditions and provisions contained herein shall remain fully effective, in which event the Parties shall negotiate in good faith an amendment hereto aimed at reestablishing the original scope of the Parties to the best extent possible.

11.6. Waiver of Rights. On the best terms of the law, the Parties acknowledge that, except as expressly provided for herein: (i) the failure to exercise, the extension of a period, the forbearance, or the delay to exercise any right that is ensured by this Investment Agreement or by applicable law shall not be deemed a novation or waiver of such right; (ii) the partial exercise of such right shall not prevent the subsequent exercise of the rest of such right, or the exercise of any other right; (iii) the waiver of any right shall only be valid if granted in writing; and (iv) the waiver of a right shall be construed restrictively and shall not be deemed a waiver of any other right granted hereunder.

11.7. Amendments. The provisions hereof may only be amended or waived by means of a written instrument executed by all the Parties.

11.8. Communications: All the notices and notifications or any other kind of communication to be delivered pursuant to this Investment Agreement shall be addressed as follows, at all times in writing:

To BNDESPAR:
Av. República do Chile, 100
Rio de Janeiro, RJ, Brasil
Postal Code: 20031-917
Fax: 21-2220-2907
Attn: Superintendente da Área de Mercados Capitais – AMC (Superintendent of the Capital Market Area)

To VID:
Rua Amauri 255 – 13º andar – Conjunto A
São Paulo, SP, Brasil
Fax: 11 3079-9345
Attn: Mr. Raul Calfat

With a copy to:
Rua Amauri 255 – 13º andar – Conjunto A
São Paulo, SP, Brasil
Fax: 11 3079-9345
Attn: Mr. Alexandre D’Ambrósio

To VCP:
Alameda Santos, 1357 – 8º andar
São Paulo, SP, Brasil
Fax: 11 2138-4066
Attn: Mr. José Luciano Duarte Penido

With a copy to:
Rua Amauri 255 – 13º andar – Conjunto A
São Paulo, SP, Brasil
Fax: 11 3079-9345
Attn: Mr. Alexandre D’Ambrósio

11.9.1. Notices and notifications or any other form of communication shall be deemed delivered on the date included in the return receipt, on the date of acknowledgment of receipt of the fax message or on the date of formalization of the judicial or extrajudicial notification.

11.9.2. Copies of any and all correspondence exchanged between the Parties on the matters included therein shall be sent to the other Parties as applicable.

11.9.3. Any changes in the addresses above shall be immediately communicated to the Parties and in the absence of said communication, the correspondence sent to the old address shall be deemed correctly sent and received for all factual and legal purposes.

11.9. Specific Performance. The obligations undertaken herein shall be subject to specific performance and the aggrieved Party shall be entitled to use any procedure to see the terms hereof respected and the obligations undertaken herein complied with.

11.10. Applicable Law, Arbitration and Jurisdiction. This Investment Agreement shall be governed by and construed according to the laws of the Federative Republic of Brazil. The Parties agree that any dispute arising out of this Investment Agreement which cannot be amicably settled by the Parties within a period of thirty (30) consecutive days not subject to extension shall be resolved by the BOVESPA’s Market Arbitration Chamber (the “Arbitration Chamber”) pursuant to its Regulations (except with regard to the periods set forth therein, which shall be considered tripled), and this Section 11.10 shall be deemed an arbitration clause for the purposes of the provisions of paragraph 1 of article 4 of Law 9307/96. The conduction and development of the arbitration proceedings shall be equally incumbent upon the Arbitration Chamber.

11.10.1. The Arbitral Tribunal shall be composed of three (3) arbitrators, one of which shall be appointed by the Party intending to commence arbitration, the other arbitrator shall be appointed by the other Party and the third arbitrator, who shall serve as Chairman of the Arbitral Tribunal, shall be appointed by the arbitrators selected by the Parties. Should any of the Parties fail to appoint an arbitrator and or should the arbitrators appointed fail to reach a consensus as to the third arbitrator, the Chairman of the Arbitration Chamber shall appoint the third arbitrator as soon as possible.

11.10.2. The Parties acknowledge that any arbitration order, decision or determination shall be final and binding and shall constitute a judicial execution instrument binding on the Parties and their successors, who agree to comply with the provisions of the arbitration award, regardless of judicial execution.

11.10.3. Notwithstanding the foregoing, each Party remains entitled (a) to obtain any “provisional measures” that are necessary before commencement of the arbitration proceedings and such measure shall not be construed as a waiver of the arbitration proceedings by the Parties; (b) to enforce any arbitration decision, including the final arbitration award; and (c) to guarantee the formation of the arbitral tribunal. For such purpose, the Parties hereby elect the courts of the Judicial District of Rio de Janeiro, State of Rio de Janeiro, waiving any other court however privileged it may be.

In witness whereof, the Parties and VPAR hereby execute this Agreement in three (3) counterparts of equal contents and form in the presence of the two witnesses identified below.

The pages of this Agreement have been initialed by attorney(s) of the BNDES System, upon authorization of the legal representative(s) who signed it.

Rio de Janeiro, January 19, 2009

(signature page of the Investment Agreement entered into on January 19, 2009)

BNDES PARTICIPAÇÕES S.A. – BNDESPAR
1. (sgd)
Name: Luciano Coutinho
Title: Chief Executive Officer

2. (sgd)
Name: Eduardo (illegible)
Title: Executive Officer of BNDESPAR

VOTORANTIM INDUSTRIAL S.A.
1. (sgd)
Name: Alexandre Silva D’Ambrósio
Title: (illegible)

2. (sgd)
Name: (illegible)
Title: (illegible)

VOTORANTIM CELULOSE E PAPEL S.A.
1. (sgd)
Name:
Title:

2. (sgd)
Name:
Title:

Intervening Consenting Party:
VOTORANTIM PARTICIPAÇÕES S.A.
1. (sgd)
Name:
Title:

2. (sgd)
Name:
Title:

Witnesses:

1. (sgd)
Name: Vania Cristina Nascimento
ID RG: (illegible)204-4 IFP
Taxpayer Card CIC: 66(illegible)7-15

2. (sgd)
Name: Edson da Silva Medeiros
ID RG: 073856630 IFP
Taxpayer Card CIC: (illegible)

(sgd)
Mota Fernandes Rocha Advogados

(sgd)
Alice Ferreira Lopes
Manager
AMC/DEMEC/GEJUR1

(sgd)
Bruno Luiz dos Santos
Manager
AMC/DEINV/GEJUR3

dze/textos6a/voto24.doc
03/16/09